Exhibit 99.3

AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovery, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo and Germany.

The Company currently holds 8 exploration licenses in three European countries, including five in Portugal covering 2,911 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures, including:

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

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The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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In addition, in the Iberian Pyrite Belt of south Portugal, the Company has 100% ownership of the Alvalade VMS Project where previous partners have spent over US$7.6 million on exploration for VMS copper, zinc, and lead, mineralization, resulting in discoveries at Sesmarias and Monte da Bela Vista.

This MD&A is dated November 28, 2017 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended September 30, 2017 and the Company’s audited consolidated financial statements for the year ended December 31, 2016 and the related notes thereto

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

Avrupa Minerals Ltd.                                                                                                                                                         Page 1 of 1

Management’s Discussion & Analysis

MAJOR QUARTERLY OPERATING MILESTONES

JV Properties:

Slivovo Gold Project (Kosovo):

Upon the completion of the Slivovo Gold Project Study (the “Study”) in early 2017, Byrnecut International Limited (“Byrnecut”) earned into an 85% interest in the joint venture entity of Peshter Mining J.S.C. (“Peshter Mining”) with Avrupa holding 15%.  Avrupa decided not to participate in financing further drill program at Slivovo, allowing Byrnecut to dilute Avrupa’s interest in Peshter Mining. If Avrupa’s interest in Peshter Mining goes below 10%, Avrupa’s interest will convert into a 2% NSR.  As of September 30, 2017, Byrnecut spent over €3,200,000 in Peshter Mining, diluting the Company’s interest in Peshter Mining to 10.57%.

On May 3, 2017, the Company announced that the 2017 drilling campaign on the Slivovo Project in Kosovo had started.  The drilling was planned as a 3-phase, results-dependent program and was designed to discover, delineate, and define further high grade (defined in the Slivovo Project Study as 5 g/t gold or greater) gold resources at the Slivovo deposit in order to potentially create an economic mining solution for the Project.  Byrnecut is fully funding the program.  Avrupa’s portion of the Slivovo Project will therefore be diluted as funds are spent by Byrnecut.

On October 3, 2017, the Company announced that the drill program on the Slivovo Project was completed, including 17 holes and 6,176 metres.  New and more robust geostructural exploration model was updated.  The structure is more complicated than previously interpreted, but it leaves room and targets for future drilling programs.  The results are to be reported upon receipt.

Alvito Project (Portugal):

On April 10, 2017, the Company announced that it signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”), a wholly-owned subsidiary of OZ Minerals Limited (“OZM”), to explore on the Alvito iron oxide, copper-gold (“IOCG”) project located in southern Portugal.  The agreement allows for OZE to earn up to a total 75% interest in the project by spending AUS $4,000,000 over approximately 2½ years. Avrupa and OZM signed the Option Agreement on April 5, 2017 under the following terms:

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For OZE to earn a 51% interest in year 1:  Fund AUS$1,000,000 in exploration expenditures.

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For OZE to earn a further 24% interest (total of 75% interest) by September 30, 2019:  Fund a further AUS$3,000,000 in exploration expenditures.

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Avrupa will be the operator during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

On June 7, 2017, the Company announced the new exploration program had begun with OZE funding all exploration work.  The exploration was focused on an area containing a large copper-in-soil anomaly with a strike extent of 24 kilometers.

Avrupa Minerals Ltd.                                                                                                                                                         Page 2 of 7

Management’s Discussion & Analysis

On October 3, 2017, the Company updated that the ground geophysical surveys were nearly completed and the interpretations were underway, while the geological mapping was continuing.  The exploration program had discovered new copper targets within the license area during the geophysical surveying and data collection.  Detailed drill targeting was underway based on historical data and data from the detailed exploration work completed during the summer.  The Company and OZE currently are planning for a 1,500- to 2,000-meter drilling program.

Covas Project (Portugal):

Blackheath has earned into 75% of the Covas Project and is continuing financing all exploration work. The Covas area is strongly altered and has a strong reverse geophysical signature.  It is hosted in mixed granitic and sedimentary rocks and carries an Au-As-Mo-Bi-Tl-Fe-Sn geochemical signature. The geochemical signature is a positive feature for intrusion-related tungsten mineralization.

On October 3, 2017, the Company updated that plans for a drill test of a bulk tonnage tungsten target were underway with a single hole deep testing a coincident geophysical and geochemical anomaly was planned for Q4 2017.

100% Owned Properties:

Alvalade Project (Portugal):

On June 19, 2017, the Company announced that it had recovered 100% ownership of the Alvalade project by forgiving approximately €160,000 in debts, assuming a deposit on the project of €75,000 and making future payments to its initial partner upon meeting certain milestones such as NI43-101 reports and commercial production from the project.

On October 3, 2017, the Company announced that its updated study of newly-available information shows that the Alvalade Project holds a significant brownfields / development target in the Caveira-Lousal-Sesmarias District with historical reports and data supporting such.

Avrupa’s recent copper-lead-zinc discoveries at Sesmarias and Monte da Bela Vista also add to potential upgrades in this District. The Company has further identified greenfields exploration targets along the entire 20-kilometre trend and the Company is actively looking for a joint venture partner to further advance the Alvalade opportunity.

Marateca Project (Portugal):

On October 3, 2017, the Company updated the exploration progress on the Marateca Project, which covers more than ten massive sulfide targets around the license.  Several targets are drill-ready, including the Pego do Altar gossan target, at which recent scout drilling demonstrated continuity of mineralization down dip from the gossan outcrops (see June 7, 2017’s news release).  The Company recently located two new potential target areas during regional exploration traverses.  Marateca is drill-ready and is available for joint venture.

Avrupa Minerals Ltd.                                                                                                                                                         Page 3 of 7

Management’s Discussion & Analysis

Mertola Project (Portugal):

On October 3, 2017, the Company announced that it was preparing an updated study of the historic São Domingos Mine located on the eastern end of the license.  New information suggests further brownfields exploration possibilities within sight of the mine complex, with several targets at the old Chança Mine, located less than 10 kilometers away from São Domingos, being drill-ready.  Avrupa plans to option out the Mertola project to a partner, and marketing of the project is underway.

Metovit Project (Kosovo):

On June 7, 2017, the Company announced the results from widespread soil sampling on the Metovit license, located less than 15 kilometers NE of the Slivovo Gold Project, suggested gold and base metal target areas.

On October 3, 2017, the Company further updated that planning was underway for geological, geochemical and targeting follow-up during the 4th quarter and aimed to get to a decision point for partner-readiness.

85% Owned Properties:

Oelsnitz (Germany):

On October 3, 2017, the Company updated that this property has been inactive and the plan was to review the historical target data from the start of this project and plan for follow-up of separate Au-Sb and Co geochemical anomalism during the 4th quarter.  The Company has identified three areas for further follow-up work with the idea of identifying the source of anomalism and deciding on the path of further, more detailed update and targeting.

QUARTERLY FINANCIAL CONDITION

Capital Resources

On April 20, 2017, the Company completed a non-brokered private placement by issuing 2,500,000 common shares at a price of $0.09 per common share for gross proceeds of $225,000.

On July 12, 2017, the Company completed a non-brokered private placement of $1,017,000 by issuing 10,170,000 units at a price of $0.10. Each unit consists of one common share and one non-transferrable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.15.

On April 26, 2017, the Company granted a total of 1,310,000 stock options at an exercise price of $0.10 per share for a period of five years to its directors, officers and consultants.

Avrupa Minerals Ltd.                                                                                                                                                         Page 4 of 7

Management’s Discussion & Analysis

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants, finders’ warrants and options, along with the planned developments within the Company as well as with its JV partners will allow its efforts to continue throughout 2017. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at September 30, 2017, the Company had working capital of $459,790 (December 31, 2016 – $484,426). With respect to working capital, $470,925 was held in cash (December 31, 2016 - $518,196) and $120,118 was held in restricted cash (December 31, 2016 - $4,175). The decrease in cash was mainly due to (a) the operating activities of $1,193,899 (mainly cash-based general administrative expenses of $563,065 and net exploration work expenses of $708,131) while offsetting by (b) the net proceeds from issuance of common shares of $1,183,677, (c) net proceeds from investments – available for sale of $84,862 and (d) long-term loan of $31,333.

Operations

For the three months ended September 30, 2017 compared with the three months ended September 30, 2016:

Excluding the non-cash depreciation of $370 (2016 - $1,263) and share-based payment of $Nil (2016 - $262,208), the Company’s general and administrative expenses amounted to $176,827 (2016 - $213,872), a decrease of $37,045 as a result of the decrease in consulting of $40,000 (2016 - $59,059), professional fees of $40,018 (2016 - $57,345) and travel of $9,794 (2016 - $24,187) while investor relations increased to $74,171 (2016 - $62,495). The Company has been conserving cash.

During the three months ended September 30, 2017, the Company expensed exploration costs totaling $543,326 including $10,983 on Covas, $78,929 on Alvalade, $282,230 on Alvito, $134,054 on other projects in Portugal, $33,311 on other projects in Kosovo, and $3,819 on others. During the three months ended September 30, 2016, the Company expensed exploration costs totaling $193,961 including $9,941 on Covas, $168,419 on Alvalade, $24,506 on Alvito, a negative amount of $32,099 on other projects in Portugal, $24,969 on Slivovo, a negative amount of $16,103 on other projects in Kosovo, and $14,328 on others.

During the three months ended September 30, 2017, the Company reported a loss of $436,948 (2016 – $464,197), a decrease of $27,249.  This is a result of a decrease in the general and administrative expenses as explained above.

Avrupa Minerals Ltd.                                                                                                                                                         Page 5 of 7

Management’s Discussion & Analysis

For the nine months ended September 30, 2017 compared with the nine months ended September 30, 2016:

Excluding the non-cash depreciation of $2,211 (2016 - $3,930) and share-based payment of $110,564 (2016 - $270,698), the Company’s general and administrative expenses amounted to $563,065 (2016 - $548,184), a slightly increase of $14,881 as a result of the increase in investor relations of $230,995 (2016 - $86,909) while being offset by a decrease in consulting of $106,382 (2016 - $236,419).

During the nine months ended September 30, 2016, the Company expensed exploration costs totaling $1,195,303 including $27,170 on Covas, $166,815 on Alvalade, $460,002 on Alvito, $335,861 on other projects in Portugal, $117,429 on other projects in Kosovo, $29,621 on its project in Germany, and $58,405 on others. During the nine months ended September 30, 2016, the Company expensed exploration costs totaling $849,642 including $57,222 on Covas, $497,077 on Alvalade, $99,712 on Alvito, $208,116 on other projects in Portugal, a negative amount of $47,497 on Slivovo (due to adjustments to amounts recorded in previous year), a negative amount of $357 on other projects in Kosovo, and $35,369 on others.

During the nine months ended September 30, 2017, the Company reported a loss of $1,395,753 (2016 – $1,133,526), an increase of $262,227 as a result of an increase in the Company’s own exploration efforts in non-JV.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totaling $36,071 (€24,468) as of September 30, 2017, including interest calculated at 5.635%, and maturing on April 5, 2022. The Company has not pledged any of its assets as security for loans other than $173,955 (€118,000) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR April 27, 2017 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

Avrupa Minerals Ltd.                                                                                                                                                         Page 6 of 7

Management’s Discussion & Analysis

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at September 30, 2017:

	Issued and Outstanding
	September 30, 2017	November-28-2017
Common shares outstanding	86,918,797	86,918,797
Stock options	6,245,000	6,245,000
Warrants	42,627,000	34,637,000
Finder's options	510,250	510,250
Warrants associated with agent's opts	411,250	411,250
Fully diluted common shares outstanding	136,712,297	128,722,297

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

Avrupa Minerals Ltd.                                                                                                                                                         Page 7 of 7

Management’s Discussion & Analysis